Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Array BioPharma Inc.:

We consent to the use of our reports dated August 12, 2013, with respect to the balance sheets of Array BioPharma Inc. as of June 30, 2013 and 2012, and the related statements of operations and comprehensive loss, stockholders’ deficit, and cash flows for each of the years in the three-year period ended June 30, 2013, and the effectiveness of internal control over financial reporting as of June 30, 2013, incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Boulder, Colorado
August 14, 2014